August 6, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christine Dietz, Assistant Chief Accountant
Frank Knapp, Staff Accountant

Re:	ServiceNow, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-35580

Ladies and Gentlemen:

ServiceNow, Inc. (“we”, “us”, “our” or “Company”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated August 1, 2019, relating to the Company’s Annual Report on Form 10-K (File No. 001-35580) for the fiscal year ended December 31, 2018 (the “Form 10-K”). We have set forth below the comments received by the Staff in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 2. Summary of Significant Accounting Policies
Revenue from Contracts with Customers, page 75

1. You disclose that you defer indirect costs that are not tied to a specific customer contract. Please explain the nature and amount of these costs for each period presented and your basis for capitalizing them. Refer to ASC 340-40-25.

We respectfully advise the Staff that indirect costs that are not tied to a specific customer contract refer to bonuses paid to the Company’s sales force based on the achievement of specified quarterly and annual cumulative sales thresholds. We view these costs as incremental under ASC 340-40-25 as these costs would not have been incurred if a group of contracts (meeting or exceeding the relevant threshold) had not been obtained, consistent with the guidance of the FASB/IASB Joint Transition Resource Group’s staff paper on incremental costs of obtaining a contract (TRGRR Memo No. 57, Example 5). The amount of bonuses earned which are tied to cumulative sales thresholds were $8.0 million, $8.1 million and $7.8 million for the years ended December 31, 2018, 2017 and 2016, respectively, and were approximately 5% or less of the total amount of commissions deferred in each period.

Note 17. Income Taxes, page 95

2. Please describe the nature of the foreign tax restructuring in 2018 that gave rise to the $590 million in deferred tax assets and revise your disclosures to describe the restructuring. Also, confirm whether these are the same deferred tax assets of your Irish subsidiary referred to in the March 31, 2019 Form 10-Q that would give rise to an income tax benefit in excess of $500 million if the valuation allowance were released. If they are the same, revise your disclosures to clarify.

In the first quarter of 2018, the Company and its subsidiaries undertook a restructuring to transfer intangible assets to ServiceNow Ireland Limited (“IRL”). In accordance with ASC 740-10-25 and ASU 2016-16, the transfer of intangible assets to IRL resulted in the recognition of deferred tax assets in IRL of approximately $590 million related to the difference between the tax basis in IRL and the cost reported in the consolidated financial statements.

As of December 31, 2018 and through June 30, 2019, based on all available positive and negative evidence, the Company determined it was more likely than not that these deferred tax assets would not be realizable, and therefore maintained a full valuation allowance.

We confirm that these are the same deferred tax assets of our Irish subsidiary referred to in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 that may give rise to an income tax benefit in excess of $500 million if the valuation allowance were released. As such, we have expanded our disclosures in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 to describe the restructuring and clarify the nature of the deferred tax assets as follows:

“Due to our international expansion and improvements in the operating results of our Irish subsidiary over the past three years, we believe a reasonable possibility exists that within the next 12 months sufficient positive evidence may become available to reach a conclusion that the valuation allowance against the net deferred tax assets of our Irish subsidiary will no longer be needed. The deferred tax assets of our Irish subsidiary were created primarily as a result of the difference between the tax basis in our Irish subsidiary and the cost reported in our consolidated financial statements resulting from the transfer of intangible assets to our Irish subsidiary as part of our foreign restructuring in 2018. Assuming a consistent performance over the next few quarters, a release of the Irish valuation allowance would result in the recognition of certain deferred tax assets and may result in an income tax benefit in excess of $500 million for the period in which such release is recorded.”

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (669) 262-1474 or faysien.goon@servicenow.com.

Sincerely,

SERVICENOW, INC.

By:	/s/ Fay Sien Goon
Name:	Fay Sien Goon
Title:	Chief Accounting Officer

cc:	John J. Donahoe, ServiceNow Chief Executive Officer and President
Michael P. Scarpelli, ServiceNow Chief Financial Officer
Russell S. Elmer, ServiceNow General Counsel and Secretary
Kevin Healy, PricewaterhouseCoopers LLP